Ultralat Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ultralat Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 1020
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th FL	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Carlos Coll__ _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Ultralat Capital Markets, LLC__ _____ , as
of __December 31__ _____, 20 __20__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



_____
Signature

__CEO__
_____
Title

Notary Public State of Florida
Andres Chavarriaga
My Commission HH 008503
Expires 06/10/2024

_____
Notary Public



Florida ID C400 101 74 1070

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENT

   Statement of Financial Condition   2

   Notes to Statement of Financial Condition   3 – 9



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Ultralat Capital Markets, LLC
Miami, Florida

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Ultralat Capital Markets, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the [consolidated] financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2021.

Miami, Florida
March 1, 2021

ULTRALAT CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	4,693,375
Receivable from clearing broker		90,201
Deposit at clearing broker		250,000
Right-of-use lease assets, net		475,070
Property and equipment, net		143,589
Other assets		269,556
TOTAL ASSETS	$	5,921,791

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	332,405
Commissions payable		122,422
Lease liabilities		542,993
TOTAL LIABILITIES		997,820
COMMITMENTS AND CONTINGENCIES (NOTE 6 AND 9)		
MEMBER'S EQUITY		4,923,971
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,921,791

See accompanying notes.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Ultralat Capital Markets, LLC (the Company), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer. The Company primarily acts in a principal capacity, buying and selling securities on a riskless basis with customers and other dealers within Latin America, principally Colombia. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, and U.S. Government debt, for its customers, and charge a commission.

The Company is a Florida Limited Liability Company and wholly owned subsidiary of Credicorp Capital US (the Parent), formerly Ultralat Group, Inc. The Parent is a wholly owned subsidiary of Credicorp Capital Ltd. an entity registered in Bermuda. Credicorp Capital Ltd. is a wholly owned subsidiary of Credicorp Ltd. (the Ultimate Parent), a New York Stock Exchange listed Peruvian financial services company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits. The Company does not expect any risk of loss with regard to these deposits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	7 years
Leasehold improvements	5-6 years
Office equipment	2-5 years

3

Leases

The Company adopted ASC 842 – *Leases* on January 1, 2019, which requires the recordation of a right-of-use asset and related lease liability on the statement of financial condition. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate to determine the Company's effective cost of capital (see Note 6).

Defined Contribution Plan

The Company maintains a 401(k) plan covering substantially all employees, with the Company matching up to 6% of employee payroll deferrals. Matching contributions to the Plan for the year ended December 31, 2020 totaled $29,572 with $29,572 due at year-end.

Income Taxes

The Company is a disregarded entity for federal income tax purposes. Instead, its taxable income or loss is reflected on Group's income tax return and thereafter, there is no provision for income taxes included in the accompanying financial statements, as Group does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying statement of financial condition.

Use of Estimates in the Preparation of the Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

NOTE 1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Fair Value of Financial Instruments

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

NOTE 2. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2020, the Company's "Net Capital" was $4,424,193 which exceeded requirements by $4,324,193. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.12 to 1 at December 31, 2020.

NOTE 3. **FAIR VALUE MEASUREMENTS**

As of December 31, 2020, the Company did not hold any securities requiring fair value measurement.

NOTE 4.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm located in Jersey City, New Jersey. At December 31, 2020, deposit at clearing broker, the receivable from clearing broker and $4,644,926 of cash and cash equivalents are held by and due from this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing brokers extend credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

NOTE 5.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 consisted of the following:

Furniture and fixtures	$	251,114
Office equipment		411,451
Leasehold improvements		337,084
Website development		41,727
Artwork		20,040
		1,061,416
Less: accumulated depreciation and amortization		917,827
	$	143,589

NOTE 6. LEASE COMMITMENTS

In January 2019, the Company adopted ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the statement of financial condition using the right-of-use ("ROU") asset approach. Upon adoption, the Company recognized a lease liability of approximately $1,004,000, with an offsetting ROU asset of approximately $883,000, and an approximate $121,000 reduction of deferred rent resulting in no impact to equity. The discount rate used to calculate the present value of future minimum lease payments was 5%. As of December 31, 2020 the ROU asset was $475,070 and the lease liability was $542,993.

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in 2022. The Company has a security deposit held by the landlord in the amount of $60,000. This amount is included in other assets in the accompanying statement of financial condition. In addition, the Company is obligated under a non-cancelable operating lease with an affiliate for its foreign office facility in Bogota, Colombia, expiring in 2023.

The approximate minimum annual lease payments required under the Company's operating lease liabilities together with their present value as of December 31, 2020 are as follows:

2021	$	271,000
2022		278,000
2023		8,000
Total payments due under operating lease liabilities		557,000
Less discount to present value	(	14,007)
Total operating lease liabilities	$	542,993

The weighted average remaining lease term for the operating leases is approximately 24 months. The weighted average discount rate as of December 31, 2020 was 5%.

Cash amounts included in the measurement of the operating lease liability was approximately $289,000 for the year ended December 31, 2020.

NOTE 7. RELATED PARTY TRANSACTIONS

Referral Fee Agreement

The Company has sub-clearing agreements with a Colombian broker dealer affiliate and a Chilean broker dealer affiliate. The affiliates introduce foreign customers to the Company in exchange for approximately 70% - 75% of the gross revenue generated by the Company in the trading accounts of the foreign customers.

Investment Advisor Affiliate

The Company is an affiliate of Credicorp Capital Advisors LLC, formerly UltraAdvisors, an investment advisor registered in the State of Florida (CCA). CCA maintains a brokerage account with the Company's clearing firm for which activity is reflected on the Company's statement of financial condition and may result in a balance due to or from the Company. At December 31, 2020 CCA owed the Company $12,662, which is included in other assets on the statement of financial condition.

NOTE 7.   **RELATED PARTY TRANSACTIONS (continued)**

Lease Agreement

The Company has a lease agreement with an affiliate for its Bogota, Colombia office (see Note 6).

NOTE 8.   **ADOPTION OF NEW ACCOUNTING STANDARD**

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20, Financial Instruments -- Credit losses requires the immediate recognition of management's estimates of current expected credit losses and is effective for fiscal years beginning after December 15, 2019. The Company has adopted this accounting standard effective for the fiscal year ended December 31, 2020.

The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Based on the Company's evaluation, the Company does not believe that the adoption of ASC 326-20 has or will have a material impact on its financial position.

NOTE 9.   **CONTINGENCIES**

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect in the Company's financial position.

COVID-19

In January 30 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community of the potential for the virus to spread globally. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The company has not taken advantage of such measures.

NOTE 10.   **SUBSEQUENT EVENTS**

Effective February 1, 2021, the Company completed its merger with Credicorp Capital Securities, a subsidiary of Credicorp Capital Ltd., which is a wholly owned subsidiary of the Company's Ultimate Parent. Concurrent with the completion of the merger, the Company changed its name to Credicorp Capital LLC. Due to the merger, the net capital requirement has changed to the greater of $250,000 or 6 2/3% of aggregate indebtedness.

The Company has evaluated subsequent events through March 1, 2021, the date the statement of financial condition was issued, and determined that no additional financial statement recognition or disclosure is necessary.